

October 25, 2012

Via E-mail
Vincent Tianquan Mo, Executive Chairman
SouFun Holdings Limited
8th Floor, Tower 3, Xihuan Plaza
No. 1 Xizhimenwai Avenue
Xicheng District, Beijing 100044
The People's Republic of China

> **Re:** **SouFun Holdings Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed on April 26, 2012**
> **File No. 001-34862**

Dear Mr. Mo:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4. Information on the Company

Facilities, page 43

1. We note that your Purchase and Sale Agreement with Sahn Eagle LLC, filed as Exhibit 4.23 to the Form 20-F for the fiscal year ended December 31, 2010, appears to cover only a portion of the premises. Please advise if you entered into any amendments to that earlier agreement or a subsequent agreement with Sahn Eagle that covered your purchase of the remainder of the building. If so, advise why the agreement was not filed as an exhibit. Refer to Instruction 4(b)(iii) to Exhibits in the Form 20-F. Also, please advise if you have any current agreements or arrangements with Sahn Eagle, the former owner of 72 Wall Street, relating to use or management of the property.

2.   We note your disclosure in this section that you acquired certain commercial properties in Sanya, Hainan Province, China from Beijing Hengxinjiahua Investment Consultancy Limited. Please advise if there are or have been any relationships or dealings between this entity or its predecessors and SouFun management. Also, we note that you made a $14.8 million loan to Dandong Yuanlong Villa Management Company in 2012. Please tell us the business purpose of this loan. Also, advise if there was any relationship between Dandong Yuanlong Villa Management Company and Beijing Hengxinjiahua Investment Consultancy Limited at the time you acquired the Sanya properties.

3.   We note that in 2011, the Research Center on Natural Conservation ("RCNC"), a not-for-profit corporation, acquired Arden House, which is located in New York. News reports concerning the acquisition indicate that RCNC was created by SouFun for the purpose of acquiring Arden House. Please advise us of the relationship, if any, between RCNC and SouFun, including whether any directors or managers of SouFun manage or are otherwise involved with RCNC. If there is a relationship, tell us the business purpose of the Arden House acquisition and advise what consideration you gave to disclosing the acquisition and the creation of RCNC in the Form 20-F.

Item 7. Major Shareholders and Related Party Transactions

Other Related Party Transactions, page 83

4.   Please provide us with additional information about the services you received from Wall Street Global Training Center, Inc. in fiscal 2011, including the types of services you received and where they were provided. In regard to the future services for which you have prepaid, please tell us the nature of the services you expect to receive and when you expect to receive them. If you have any written agreements with the Wall Street Global Training Center, Inc., please submit them supplementally for our review. Also, we note from internet searches that the address of the Wall Street Global Training Center appears to be 72 Wall Street, New York. Please advise if you lease space to the Wall Street Global Training Center and, if so, disclose the terms of the lease and advise why the lease has not been filed as an exhibit.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 if you have questions. In his absence you may contact me at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director